FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 15,  2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	General Meeting Statement dated 15 December 2009
Exhibit No 2	European Commission Final State Aid Approval and Results of General Meeting dated 15 December 2009

Exhibit No 1

The Royal Bank of Scotland Group plc
General Meeting Statement
15 December 2009

The Meeting will deal with the proposed Resolutions as outlined in the Notice of the Meeting issued to Shareholders dated 27 November 2009.

The following is an extract from the speech to be made by Philip Hampton, Chairman, at the meeting.

"
The main purpose of today's meeting is to consider and vote on our proposals to issue new capital to the Government and to accede to and participate in the Asset Protection Scheme.

This combination of capital issuance and Asset Protection is in essence what we first agreed with the Government at the beginning of the year, when the full force of the economic downturn was starting to become clear. We announced that agreement in February, but finalising the details of these admittedly complex measures has taken a long time. We are now able to place them before you to seek your approval.

Since February, the economic environment has become less harsh, and the probability of the downturn continuing much longer now appears lower than it seemed then. But these measures are designed to equip RBS to deal not just with the headwinds we know we face over the coming years, but also with the risks that events might turn out significantly worse than we currently forecast - if, for example, economic conditions were to turn sharply downwards again. RBS must have the capital resources to withstand pressures on its balance sheet not only in the challenging environment we are experiencing, but also in the so-called "stress cases" that may arise. So although we have been able to redesign some elements, we still need the combination of capital issuance and the APS in order to meet our regulatory capital requirements in a stress case.

It is, nevertheless, encouraging that, after the most difficult of years in which consumers' trust in the banking industry has been severely shaken and in which our staff have had to endure great uncertainty over their futures, our core franchises have remained strong. We have set out and begun to implement a strong and coherent restructuring plan to rebuild RBS's profitability and enable taxpayers to recoup their investment.

We have already seen the first positive results from that plan with our third quarter results:
▪

progress in efficiency
▪

progress in risk reduction
▪

improved liquidity and funding strength
▪

stable margins
▪

and signs that credit impairments are now plateauing at the levels we experienced in the first half of the year.

But we owe it to shareholders and to all our stakeholders to be realistic and transparent. Economic recovery is likely to be slow and the necessary economic adjustment will take years to deliver. It will take time for us to manage down the excess exposures in our Non-Core division, and the profitability of our core businesses will recover fully only when we see more normal levels of interest rates and of impairments. We also see every likelihood that regulatory demands over the coming years will steadily increase the amount of capital banks are required to hold.

It is against that backdrop that we have negotiated and agreed the proposals that we are here to discuss today. We have sent our shareholders comprehensive information about these proposals, and I hope you have all had the opportunity to read this, so I will only summarise the key points here. You will, of course, have the opportunity to ask questions during the course of this meeting.

I should emphasise at the outset that your vote today is particularly important as the measures we are discussing represent a transaction with a related party - our largest shareholder, the UK Government. When we come to the Resolutions, Resolution 1 seeks the approval of the independent minority shareholders for this related party transaction. The Government and its associates, and in particular UKFI, which manages the Government's stake on the Treasury's behalf, are not able to vote their shares on this Resolution.

The Board is acutely conscious of its duty to promote the success of RBS for the benefit of its members as a whole. As we discharge this duty, we will have to take into account that the Government may be able, as majority shareholder, to exert a significant degree of influence over the Group. However, the Treasury has stated that it intends to respect our commercial decisions.

It will not have escaped your attention that there has been a good deal of discussion in the media recently about the degree of influence exerted by the Treasury over, in particular, RBS's remuneration policy. As part of the arrangements for the recapitalisation and the APS, the Treasury has required us to grant a right of consent to the quantum and shape of the 2009 bonus pool to UKFI. This is one of the conditions of our accession to the APS, and therefore forms an integral part of the transaction on which independent shareholders will be voting in Resolution 1. As I have said, the Government and its associates are not able to vote their shares on this resolution.

I would like to reiterate that we understand the need to ensure that our policy on pay meets the highest standards and addresses public concerns appropriately. Having said that, we are also committed to ensuring that we run the Group in a commercially viable manner. Indeed, the Board does not have the option to take important financial decisions other than on a primarily commercial basis, because under the Companies Act each director must act in the way he considers would be most likely to promote the success of RBS for the benefit of our shareholders as a whole. We see our ability to pay competitive rates to our staff as essential to this. This strategy underpins our prospects of recovering value for taxpayers and shareholders alike.

I should also like to make it clear that, contrary to a number of media reports, there have been no threatened mass resignations of the Board, at any time. The Board are wholly committed to their legal and other duties and will remain so, on the basis that they are able to discharge them.

Now let me go quickly through the main elements of the proposals before the meeting.

First, the B Share issuance.

As I have said, we now believe credit impairments may be plateauing at around the levels we experienced in the first half of 2009, but we have also made it clear that we expect our overall results in 2010 and 2011 will continue to be affected by high credit losses. That means that we still need to strengthen our capital base materially, and for this reason we have agreed to issue £25.5 billion of new capital to the Treasury.

This new capital will take the form of B Shares. These B Shares will carry limited voting rights but are convertible into Ordinary Shares, and will count as Core Tier 1 capital. The B Shares are associated with what is called a Dividend Access Share, and the combined effect is to entitle the Treasury to a dividend which, if paid, is calculated broadly as the greater of 7% of its investment and 2½ times any dividend on ordinary shares.

It remains at the discretion of the Board whether to pay a dividend on the Dividend Access Share in any year, and in any case, under the terms of our state aid agreement with the European Commission, which I will come to later, no such dividend may be paid for a two year period starting no later than 30 April 2010. In subsequent years, however, a decision not to pay a dividend on the Dividend Access Share would mean that no dividend could be paid on Ordinary Shares.

Although the B Shares themselves may be transferred by the Treasury to another party, the preferential dividend rights attached to the Dividend Access Share may not be transferred. These preferential dividend rights will, moreover, fall away once our share price settles above 65p.

Second, the Contingent Subscription.

On our base case forecasts, the initial B share issuance of £25.5 billion is expected to provide RBS with sufficiently robust capital ratios. But our regulator, the Financial Services Authority, also requires banks to have enough capital to maintain a Core Tier 1 ratio of at least 4% even in a severely stressed scenario, in which economic conditions deteriorate well beyond consensus forecasts. To enable RBS to meet this test, the Treasury has agreed to subscribe for up to an additional £8 billion of capital - again in B Shares - if our Core Tier 1 ratio were to fall below 5% and if certain other conditions were met.

The annual fee for the initial B share issuance and the Contingent Subscription will be £320 million, less 4% of the value of any B Shares subscribed for under the Contingent Subscription.

Third, the Asset Protection Scheme.

In February, when we first outlined our plans to take part in the Government's Asset Protection Scheme, we saw it as offering strong but costly cover against losses including those within our base case forecasts. Since then, there have been signs of improvement in the economic environment in some of our key markets, and many observers now believe that the worst of the crisis has passed. Nevertheless, the range of forecasts from the major economies in which we operate remains wide, and we have therefore agreed to take part in a redesigned APS - narrower in scope, more affordable and more flexible.

The APS will now cover a £282 billion pool of specified assets. If losses on this pool were to exceed £60 billion, the Treasury would bear 90% of any subsequent losses, while 10% would remain with RBS. We will pay a fee for this cover - £700 million per year for the first three years and £500 million per year thereafter.

On our base case forecasts, the £60 billion first loss borne in full by RBS will not be exceeded and the Treasury will therefore make no payment under the APS. The Board is convinced, nevertheless, that the APS provides important additional protection in the event of a further severe or prolonged economic downturn, which could result in more extreme credit losses than we currently forecast.

One important and beneficial change from the terms originally envisaged in February is that we will have the option to leave the APS early, though this will be subject to the FSA's approval and to payment of an exit fee, which will be calculated as £2.5 billion, less aggregate fees paid up to the time of exit. Rest assured that we will be working resolutely to bring forward the point at which we can do this, and stand on our own feet again.

These three elements represent a very substantial commitment on the part of the Government, and through it on the part of the taxpayer. We very much appreciate the steadfast support the Government has given us throughout this difficult period, and we are determined to do everything we can to repay that support.

This support, together with the capital support we received from the Government in 2008, constitutes state aid under European Union law. In order to comply with European state aid guidelines, we have had to agree to a comprehensive restructuring plan that goes beyond what we had originally announced following our strategic review.

We received confirmation yesterday that the European Commission has ratified this plan.

The main elements of this restructuring are:

▪

we will reduce our presence in the UK banking sector by divesting the RBS branches in England and Wales and the NatWest branches in Scotland, together with our direct SME customers across the UK and appropriate infrastructure to support this business. This network comprises for the most part what some of you will recall as Williams and Glyn's, and we believe it will be a viable, standalone nationwide banking business.

▪

we have also agreed to divest, between now and 2013, RBS Insurance, including the Direct Line and Churchill businesses; Global Merchant Services, which is our card payments acquiring business; and our interest in RBS Sempra Commodities, a leading global commodities trader.

We have in addition made a number of so-called behavioural commitments, which are outlined in greater detail in the circular you have, I hope, all received. I will at this point particularly mention that we have undertaken to be at the leading edge of implementing new principles on remuneration set out by the G-20 and by the FSA, and any remuneration proposals from the Walker Review that are implemented in regulations. In addition, for a two year period starting no later than 30 April 2010, we will not pay any dividends or coupons on hybrid capital instruments, except where we are legally obliged to do so. This prohibition includes preference shares and, as I mentioned earlier, the new B shares.

In the light of all that has changed in the economic environment since February, the B Shares and related Dividend Access Share may appear to be a relatively expensive form of capital, and besides the financial cost of the APS, there is a very significant management and reporting burden that will result from our accession to and participation in the APS. Some of you may argue that, given the improvement in market conditions since we first announced our plans, the price is too high for the protection we will receive.

The Board's view is, nevertheless, that the rationale for this Transaction remains valid for the following reasons:

▪

In the first place, RBS must meet the capital assessment requirements laid down by the FSA for both normal and stressed case scenarios in order to stay in business as a bank. Without the £25.5 billion capital issuance, the additional £8 billion of Contingent Subscription and the APS we would not satisfy these capital requirements.

▪

Second, we do not believe that any alternative source of additional capital or protection is currently available to us that would provide us with the resilience we need. Bluntly, without these measures RBS would be at risk of full nationalisation, and in that event Independent Shareholders could very well lose most or all of the value in their Shares.

▪

Third, the range of forecasts for the major economies in which RBS operates remains wide, and the example of Dubai in recent weeks reminds us that there are still many factors that could throw recovery off course. In the event of a severe or prolonged economic downturn, which could result in more extreme credit losses, the Contingent Subscription and the APS will provide important protection to our capital position beyond that provided by the initial B Share issuance.

▪

Finally, it is possible that we may look back in years to come and, if the severe outcomes against which we have obtained protection have not come to pass, feel that the price was too great. Today, however, it
is the Board's view that the costs of this Transaction are commensurate with the substantial risk protection provided to your Group.

Although we have had to accept terms which are, in a number of respects, not as we would have wished, the redesigned APS is more affordable and flexible and has our support. The agreement reached with the Commission on state aid is also clearly more material to the structure of the Group than we had hoped, and this will require us to revise our strategic plan and so will increase the risks in its execution.

However, the Group's inherent strengths remain intact and the divestment proceeds will help our capital position, and that could bring forward the prospect of exit from the APS. The Directors believe that we have negotiated the most favourable terms available to RBS in all the circumstances. Given the risk of nationalisation if this Transaction is not implemented, we recommend that you vote in favour of the Resolutions, as we will all be doing in respect of our own shares.

ENDS

Contacts

Andrew
Wilson
H
ead of Group Corporate Affairs
+44 (0) 131 626 3864, +44 (0) 7810 636995

Neil Moorhouse
Head of Group Media Centre
+44 (0) 131 523 4414, +44 (0) 7786 690029]

Exhibit No 2

The Royal Bank of Scotland Group plc
("RBS")

-
 European Commission Final State Aid Approval and Results of General Meeting
15 December 2009
European Commission Final State Aid Approval
The European Commission announced yesterday that the College of Commissioners has given final approval under the State aid rules to the
APS and to the
State aid
 restructuring plan of
The Royal Bank of Scotland Group ("RBS"). Having assessed the State aid
and
RBS's State aid restructuring plan, the European Commission is satisfied that the aid measures and the restructuring plan are in line with the European Commission's communications on State aid to the financial sector and, as such, are compatible with EU rules on State aid. The commitments required to be given by RBS are as set out in the Circular posted to RBS shareholders on 27 November 2009.
Results of General Meeting
Following the General Meeting held today, RBS announces the results of the poll vote for each resolution as follows. Resolutions 5 and 6 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Votes Withheld*
Resolution 1 To approve accession to the Asset Protection Scheme and the issue of B Shares and a Dividend Access Share.	7,441,556,814	99.42	43,732,082	0.58	41,141,675
Resolution 2 To authorise the allotment of the B Shares, the Dividend Access Share and Ordinary Shares.	47,063,561,858	99.92	39,462,819	0.08	68,207,914
Resolution 3 To authorise the capitalisation of reserves and the consolidation and division of share capital and/or sub-division of shares.	47,119,083,054	99.98	10,371,076	0.02	41,787,227
Resolution 4 To approve and adopt the rules of the RBS 2010 Deferral Plan.	46,630,158,773	99.46	254,992,542	0.54	286,083,824
Resolution 5 To approve the removal of the authorised share capital and other amendments to the Articles of Association.	47,134,100,997	99.96	17,679,819	0.04	19,456,311
Resolution 6 To disapply pre-emption rights.	47,063,303,732	99.88	56,877,455	0.12	51,341,430

HM Treasury were not permitted to vote on Resolution 1.
On 15 December 2009 the issued share capital of the Company conferring the right to vote at the General Meeting consisted of 56,365,721,284 ordinary shares of 25p each carrying one vote each on a poll, 400,000 5.5 per cent. cumulative preference shares of £1 each carrying four votes each on a poll, and 500,000 11 per cent. cumulative preference shares of £1 each carrying four votes each on a poll. Therefore, the total number of voting rights in the Company as at 15 December 2009 was 56,369,321,284.
* A vote withheld is not a vote in law and, therefore, has not been counted in the calculation of the proportion of votes for and against a resolution.
In accordance with the UK Listing Authority's listing rules, copies of the resolutions will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).

Contacts

Richard O'Connor, Head of Investor Relations, +44 (0) 20 7672 1758

For media enquiries:
Andrew McLaughlin, Group Director, Communications, +44 (0) 131 626 3868, +44 (0) 7786 111689

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 December 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat